Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following email was sent to certain Pioneer employees on November 28, 2023:

IMPORTANT SUPPLEMENT TO THE ENROLLMENT PACKET FOR THE PIONEER NATURAL RESOURCES COMPANY EXECUTIVE DEFERRED COMPENSATION PLAN FOR PLAN YEAR 2024.

Please read the following information addressing the potential impact the merger with ExxonMobil may have on the Pioneer Natural Resources Company Executive Deferred Compensation Plan (the “NQDC” or the “Plan”). For purposes of this supplement, we have assumed the planned merger with ExxonMobil will close in 2024, subject to receipt of required regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the merger is not guaranteed.

•	If Pioneer merges with ExxonMobil, what will happen to the NQDC?

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The merger will constitute a “change in control” under the NQDC plan document. As a result, in accordance with the Plan terms all participant accounts will be cashed out, in a single lump sum payment, as soon as administratively possible after closing and after the final payroll contributions to the Plan have posted. This includes the accounts of both active employees and former employees who still hold assets in the Plan. We currently expect that the Plan would then be terminated following closing of the merger.

•	What do I need to do in connection with the potential plan changes in connection with the merger?

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Pioneer’s benefit team will work closely with Vanguard to ensure all final contributions, including matching contributions, are posted to participant accounts and then work to cash out participant accounts. Vanguard, in conjunction with the Plan’s paying agent Newport Trust Company, will then liquidate all invested funds, apply applicable federal withholding requirements, and distribute participant accounts. Participants can arrange to setup direct deposit within their Non-Qualified Plan account at Vanguard. Participants should also assure their home address is current with Vanguard because the Plan’s paying agent Newport Trust Company will issue a Form W-2 for the year of your distribution.

•	Will Vanguard/Newport Trust Company withhold taxes from my Plan distribution?

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Yes, contributions to the NQDC have already been subject to Medicare and Social Security taxes, but not Federal Income Tax withholdings. The Plan’s paying agent, Newport Trust Company, will deduct normal supplemental wage withholdings from your distribution. Newport Trust Company will report your Plan distribution and the related tax withholding on a W-2 issued by Newport Trust Company. As a result, current employees can expect to receive a W-2 from both Pioneer and Newport Trust Company for the year of distribution.

•	How can I set up direct deposit with Vanguard to ensure I receive my lump sum distribution?

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Please see the attached flyer with helpful instructions on how to set up distributions as a direct deposit. If you do not provide banking instructions, your lump sum distribution will be paid as a check and mailed to your address on file with Vanguard.

•	Do I need to do anything special for my on-line enrollment for this year?

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No, if you would like to make contributions to the NQDC for 2024, please enroll as normal. In the event the merger closes in 2024, any election to defer your salary will be honored and matched in accordance with Plan terms up until closing. If the merger closes and the Plan terminates prior to any bonus paid for Plan year 2024, any bonus deferral election will be obsolete.

•	Do I have the option to ask the Plan to honor my original distribution elections?

•	Unfortunately, no – all Plan assets must be distributed in a lump sum payment following the closing of the merger, as stipulated in the Plan document.

If you have any further questions after reviewing this document and/or after completing your enrollment process for the 2024 Plan year, please contact Kristi Foster via email or Teams or at 972-400-2304.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, ExxonMobil filed with the SEC a registration statement on Form S-4 (the “Form S-4”) to register the shares of ExxonMobil common stock to be issued in connection with the proposed transaction. The Form S-4 includes a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the Form S-4, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the proxy statement/prospectus, as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil are and will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4, including the documents incorporated by reference therein. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.